EXHIBIT 2.2

                              No. 124 of the Notarial Records Register for 2002
                              -------------------------------------------------

                                  Public Deed

                              Amendment Agreement

                                   concerning

the share purchase agreement relating to the share in Siteco Holding GmbH dated August 2, 2002 (No. 93 of the Notarial Records' Register of the notary public Markus Schnurrenberger in Zug, Switzerland) (the "Share Purchase Agreement")

 between

1. JUSI Holdings Inc., having its business address at 300 Delaware Avenue, Suite 516, Wilmington, Delaware 19 801-1622, a company organized under the laws of the State of Delaware/USA,

2. U.S. Industries, Inc., having its business address at 777 S. Flagler Drive, Suite 1108, West Palm Beach, Fl. 33401, USA, a company organized under the laws of the State of Delaware/USA,

and

3. Siteco Beteiligungs GmbH & Co. KG, having its business address c/o Siteco Holding GmbH, Ohmstrasse 50, D - 83301 Traunreut, a limited partnership organized under German Laws and registered in the commercial register of the local court in Traunstein under HRA 7850, which are the only parties to the Share Purchase Agreement as well as to this amendment agreement and hereinafter referred to collectively as the "Parties".

The Parties unanimously agree to amend, change or correct, as the case may be, the following clauses of the Share Purchase Agreement to be read as follows after the agreed respective amendment, change or correction:

1.   Section 2.2:

     "Ancillary Rights. The sale and transfer of the Share shall include any ancillary rights appertaining thereto (Nebenrechte), including the rights to any undistributed profits from any periods prior to the Closing Date and the rights to dividends for the full fiscal year 2001/2002 and for the time thereafter until the Closing Date."

2.   Section 3.1.1, sentence 1:

     "The purchase price for the Share shall be EUR 103,000,000 (in words Euro one hundred three million) plus Cash as of March 30, 2002, i.e. EUR 7,771,000 (in words: Euro Seven Million Seven Hundred Seventy-One Thousand) plus the amount by which the Estimated Net Worth exceeds the

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     Target Net Worth or minus the amount by which the Estimated Net Worth falls short of the Target Net Worth (the "Preliminary Purchase Price")."

3.   Section 4.1.1 (b):

     "Final Net Worth" shall mean the assets of the Group Companies minus (i) the liabilities of the Group Companies (excluding deferred income taxes and inter-company accounts) minus (ii) the amount of any cash received by the Group Companies as advance payments on any long term development or like agreements if and to the extent there is no equivalent (Gegenleistung) provided and invoiced (with P&L effect) to the customer other than such advance payments which existed already at March 30, 2002 minus (iii) the amount of any accruals or other credit balances which were dissolved after March 30, 2002, without incurring the specific cost for which the accrual or other credit balance was provided (including those for the period through June 30, 2002 listed in Exhibit 4.1.1) each as reflected in the Closing Date Balance Sheet, as defined in Section 4.3 below, except such accruals made after March 30, 2002 and dissolved prior to the Closing Date."

4.   Section 4.1.1 (c):

     "Estimated Net Worth" shall mean the assets of the Group Companies minus
     (i) the liabilities of the Group Companies (excluding deferred income taxes and inter-company accounts) minus (ii) the amount of any cash received by the Group Companies as advance payments on any long term development or like agreements if and to the extent there is no equivalent (Gegenleistung) provided and invoiced (with P&L effect) to the customer other than such advance payments which existed already at March 30, 2002 minus (iii) the amount of any accruals or other credit balances which were dissolved after March 30, 2002, without incurring the specific cost for which the accrual or other credit balance was provided (including those for the period through June 30, 2002 listed in Exhibit 4.1.1) each as reflected in the Estimated Balance Sheet, as defined in Section 4.1.2 below, except such accruals made after March 30, 2002 and dissolved prior to the Closing Date."

5.   Section 4.1.2:

     "Within the first three Business Days after the Closing Conditions in
     Section 5.1.1 (a) through (c) have been fulfilled or waived, Seller shall prepare at its own cost and deliver to Purchaser an estimated balance sheet as of 24:00 hours on the Closing Date prepared in good faith in accordance with US GAAP applied on a basis consistent with the (i) Preliminary Balance Sheet and (ii) the Consolidated Annual Statements save as modified by the Accounting Principles and US GAAP accounting principles applicable to interim periods (the "Estimated Balance Sheet")."

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6.   Section 4.3.1:

     "Statements. The Closing Date Balance Sheet shall consist of the consolidated balance sheet of the Group Companies as of 24:00 hours on the Closing Date including profit and loss statement and notes in accordance with interim recording (the "Closing Date Balance Sheet")."

7.   Section 6.8.4 (to be inserted for the first time):

     "After the contributions contemplated in the agreed form contribution agreements to be entered into between the Seller's Guarantor, USI Global Corp., the Seller and the Company have taken place, neither the Seller, nor any of the Seller's Affiliates, shall have any inter-company claims against the Company and/or the Subsidiaries."

The Parties furthermore unanimously agree that any part of the Share Purchase Agreement not expressly addressed in the foregoing 1. - 7. shall remain unchanged.


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